Exhibit 11

ALLIN CORPORATION

CALCULATION OF EARNINGS PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Net income	$828	$792
Dividends on preferred stock	373	348

Net income attributable to common shareholders	$455	$444

Earnings per common share - basic	$0.06	$0.06

Earnings per common share - diluted	$0.04	$0.04

Weighted average shares outstanding during the period - basic	8,271,819	7,828,981

Weighted average shares outstanding during the period	8,271,819	7,828,981
Effect of convertible preferred stock	4,285,714	4,285,714
Effect of options	242,966	168,323

Weighted average number of shares outstanding during the period - diluted	12,800,499	12,283,018